UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

INTERVEST BANCSHARES CORPORATION

(Name of issuer)

Common Stock, $1.00 par value

(Title of class of securities)

460927 106

(CUSIP number)

Thomas E. Willett, Esq.

Harris Beach LLP

99 Garnsey Road

Pittsford, New York 14534

(585) 419-8646

(Name, address and telephone number of person authorized to receive notices and communications)

February 10, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 460927106

(1)	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Lowell S. Dansker
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.00%
(14)	Type of reporting person IN

EXPLANATORY NOTE

The Reporting Person is filing this Amendment No. 4 to Schedule 13D (this “Amendment”) relating to the Reporting Person’s Statement of Beneficial Ownership on Schedule 13D, as amended (as so amended, the “Schedule 13D”). Except as expressly amended or supplemented in this Amendment, all other information in the Schedule 13D is as set forth therein. Only the Items amended are set forth herein.

ITEM 1.	SECURITIES AND ISSUER

This Amendment relates to the Common Stock, par value $1.00 per share, of Intervest Bancshares Corporation (the “Issuer”). As reported in the Issuer’s Form 8-K filed on February 10, 2015, pursuant to the Agreement and Plan of Merger dated as of July 31, 2014 by and among Bank of the Ozarks, Inc. (“Ozarks”), Ozarks’ wholly-owned bank subsidiary, Bank of the Ozarks, the Issuer, and the Issuer’s wholly-owned bank subsidiary, Intervest National Bank (the “Merger Agreement”), on February 10, 2015, the Issuer was merged with and into Ozarks, with Ozarks as the surviving entity (the “Merger”). As a result of the Merger, the Issuer’s separate corporate existence ceased. In connection with the consummation of the Merger, Intervest notified the Nasdaq Stock Market that each outstanding share of the Issuer’s common stock was converted into the right to receive shares of Ozarks’ common stock, in accordance with an exchange ratio set forth in the Merger Agreement. As a result, the Reporting Person no longer owns 5% or more of the Issuer’s common stock and is filing this Amendment as an exit filing.

Prior to the Merger, the address of the Issuer’s principal executive offices was One Rockefeller Plaza (Suite 400), New York, New York 10020.

ITEM 2.	IDENTITY AND BACKGROUND

This Amendment is being filed by Mr. Lowell S. Dansker. Prior to the consummation of the Merger, the Reporting Person served as Chairman and Chief Executive Officer of the Issuer, and his business address was One Rockefeller Plaza (Suite 400), New York, New York 10020. Upon consummation of the Merger, as of February 10, 2015, the Issuer ceased to exist, and the Reporting Person ceased to be an officer or director of the Issuer.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment is being filed to report the disposition of all shares of the Issuer in connection with the Merger described in Item 1.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

(a)-(b)	As a result of the consummation of the Merger, the Reporting Person no longer owns any shares of the Issuer’s common stock.

(c)	Except as described in this Amendment, there have been no transactions in shares of the Issuer’s common stock effected by the Reporting Person during the past 60 days.

(d)	To the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment.

(e)	As a result of the Merger, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s common stock on February 10, 2015.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 1 of this Amendment is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2015

By:	/s/ Lowell S. Dansker
Name:	Lowell S. Dansker